Via EDGAR

June 6, 2012

Mr. Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance - Mail Stop 4720

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Novelos Therapeutics, Inc.

Registration Statement on Form S-1

Initially Filed on April 9, 2012

File Number 333-180631

Dear Mr. Riedler:

This letter constitutes supplemental correspondence on behalf of Novelos Therapeutics, Inc., a Delaware corporation (the “Company”), related to the above-referenced filing (the “Registration Statement”), and filed together herewith the Company’s Amendment No. 2 to the Registration Statement (“Amendment No. 2”).

Amendment No. 2 is intended to be responsive to comment one of the Staff on the Registration Statement, contained in your letter of April 20, 2012 (the “Comment Letter”) and, in addition, (i) identifies a maximum number of shares and warrants offered, and (ii) includes as exhibits a revised form of securities purchase agreement and the form of legal opinion. The units being offered will now consist of common stock and two classes of warrants, one of which will have a duration for the period of exercise, expected to be three to five years, and the other of which will have a brief period of exercise, expected to be 90 to 180 days, in each case to be finally determined in connection with pricing.

As a courtesy, we are separately providing by Federal Express a blackline document comparing Amendment No. 2 to the Registration Statement.

Set forth below is the Company’s response to the remaining comment. For your convenience, we have repeated the Staff’s comment below in bold face type. Except as otherwise indicated, all statements contained herein concerning factual matters relating to the Company are based on information provided to us by the Company.

1.	Please amend your registration statement to also register the units being offered.

The Company has now identified the units as securities being registered in connection with the offering.

The Company intends to request effectiveness of the Registration Statement, and to price the offering, as soon as practicable after the Staff has completed its review.

Should the Staff have any additional comments or questions, please direct such to me at (617) 832-1113 or in my absence to Matthew Eckert at (617) 832-3057.

Very truly yours,

/s/ Paul Bork

Paul Bork

cc:	Mr. Harry Palmin (Novelos)